WILLIAM G. BARKER III
Senior Vice President & Chief Financial Officer
March 19, 2009
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-3628
     Attention: Song P. Brandon, Esq., Office of Mergers and Acquisitions
Facsimile: (202) 772-9203

Re:	Federal Signal Corporation Preliminary Proxy Statement on Schedule 14A Filed on March 5, 2009 File No. 001-06003
Ladies and Gentlemen:
We are in receipt of your letter dated March 12, 2009 regarding comments to the above-referenced filing. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment. We have also enclosed for your reference a marked copy of Amendment No. 1 to our Preliminary Proxy Statement, reflecting the responses described herein.
General
Comment 1: We note your proxy statement filed as a PRE14A does not carry the appropriate header tag on EDGAR. Proxy statements involving a contested election of directors must be designated as such by using the header tag PREC14. To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC’s Filer Support Branch at 202.551.8900.
Response 1: We will ensure our future filings carry the appropriate header tag on EDGAR.
Comment 2: Please provide a background discussion of the contacts, if any, the company has had with Mr. Warren B. Kanders during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company’s board of directors responded to contacts made by Mr. Kanders and if material, the specifics of any discussions between the parties.
Response 2: The requested discussion is set forth in the new section titled “Background and Certain Contacts with Mr. Kanders” under the heading “Proposal 1 — Election of Directors” beginning on page 7 of Amendment No. 1 to our Preliminary Proxy Statement.
Comment 3: We note your disclosure on page 7 that the company’s board of directors believes the election of its nominees “will further the best interests of all of our stockholders, as opposed to the election of the nominees proposed by Mr. Kanders.” Please explain why the company’s board of directors does not believe the best interests of its stockholders will be furthered by the election of Mr. Kanders’ board nominees.
Response 3: The requested explanation is set forth in the new section titled “Recommendation of the Board of Directors” under the heading “Proposal 1 — Election of Directors” beginning on page 9 of Amendment No. 1 to our Preliminary Proxy Statement.
Cover Page
Comment 4: In the last sentence on the cover page, you state that “[i]n the event that there are not sufficient votes for a quorum or to approve the items of business at the time of the Annual Meeting, our Company reserves the right to adjourn or postpone the Annual Meeting in order to permit our Company to solicit additional proxies.” If the adjournment/postponement of the meeting is intended as a means for soliciting additional proxies, this would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.
Response 4: We understand the Staff’s position and have deleted the referenced sentence in Amendment No. 1 to our Preliminary Proxy Statement.
Solicitation Costs, page 4
Comment 5: Please revise this section to include the information required by Item 4(b)(1) to Schedule 14A. We noticed that your disclosure does not describe the methods employed and to be employed to solicit security holders.
Response 5: This comment is reflected as requested in the section titled “Solicitation Costs and Manner of Solicitation” under the heading “General Information” on page 4 of Amendment No. 1 to our Preliminary Proxy Statement.
Comment 6: In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.
Response 6: The Company understands that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A, in accordance with Rule 14a-6(b) and (c).

Information Regarding Directors and Nominees, page 7
Comment 7: Please revise the biographical information of the nominees and continuing directors so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: John McCartney, Robert M. Gerrity, Paul W. Jones and Brenda L. Reichelderfer.
Response 7: The requested revisions are set forth in the section titled “Information Regarding Directors and Nominees” under the heading “Proposal 1 — Election of Directors” beginning on page 10 of Amendment No. 1 to our Preliminary Proxy Statement.
Form of Proxy Card
Comment 8: Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.
Response 8: We understand that following a telephone discussion on March 19, 2009 between Ms. Brandon of the Staff and Ms. Sherman, the Company’s General Counsel, that this comment is withdrawn.
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
Very truly yours,
William G. Barker, III
Senior Vice President and Chief Financial Officer

cc:	Jennifer L. Sherman Senior Vice President, Human Resources, General Counsel and Secretary